28 West 44th Street, 16th Floor

New York, NY 10036

October 1, 2007

VIA EDGAR AND BY HAND

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Symmetry Holdings Inc.

Amendment No. 2 to Preliminary Proxy Statement on

Schedule 14A

Filed September 17, 2007

File No. 001-33342

Dear Mr. Reynolds:

On behalf of Symmetry Holdings Inc. (“Symmetry” or the “Company”), set forth below is the Company’s response to your letter of comment dated September 26, 2007 to Mr. Corrado De Gasperis, Symmetry’s Chief Executive Officer, relating to the above-captioned Proxy Statement. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment. For your convenience, we have repeated each comment below followed by the Company’s response thereto.

General

1.         We note your response to comment two of our letter dated September 14, 2007 and we reissue in part our prior comment. Please briefly disclose in the forepart of the proxy statement and in more detail in “The Arrangement Agreement” section or other appropriate sections, the explanation you provide in your response. Please clearly disclose the reasons why Novamerican is required to have $91 million of cash on hand at closing. Please clearly disclose whether this cash on hand at closing will be used to immediately repay the $91 million intra-day closing day facility.

Securities and Exchange Commission

October 1, 2007

The Company has revised pages 1, 6, 12, 54, 59, 60, 74 and 93 of the Proxy Statement (sections entitled “Summary of the Material Terms of the Acquisition,” “Questions and Answers about the Acquisition Proposal –How is Symmetry paying for the acquisition?,” “Summary of the Proxy Statement – Acquisition Financing,” “Acquisition Proposal - Acquisition Financing,” “The Arrangement Agreement – Acquisition Consideration; Financing,” “The Arrangement Agreement – Ancillary Transactions and Minimum Cash Amounts,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Novamerican – Liquidity and Capital Resources,” and “Information About Symmetry – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”) to explain that the $91.0 million of cash that Novamerican is required to have on hand at closing will be acquired by the Company as part of the acquisition and will be used to immediately repay the $91.0 million intra-day closing day facility, a bridge the Company is using to fund the full $585.2 million purchase price until such time as it closes the acquisition. The revisions on pages 59 and 60 (“The Arrangement Agreement”) also explain the reason why Novamerican is required to have $91.0 million of cash on hand at closing.

2.         Please explain in appropriate sections of the proxy statement, the impact upon Novamerican’s operation in removing $91 million of cash on hand from the company in order to pay the intra-day closing facility. Also, explain the impact upon Novamerican’s business in selling the assets in this regard.

The Company has revised pages 60, 74 and 93 of the Proxy Statement (sections entitled “The Arrangement Agreement – Ancillary Transactions and Minimum Cash Amounts,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Novamerican – Liquidity and Capital Resources,” and “Information About Symmetry – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”) to explain the impact of using the $91.0 million of cash on hand from the Company in order to pay the intra-day closing day facility as well as the impact upon Novamerican’s business of selling the assets.

3.         We note your response to comment eleven of our previous letter. In an appropriate section(s) of the proxy statement, please describe in detail the possible payment structure under the ABL Facility and Senior/Notes Bridge Facility at the time of their maturity. Please include any related risk factors. We may have further comment.

The Company has revised pages 55, 74 and 93 of the Proxy Statement (sections entitled “The Acquisition Proposal – Acquisition Financing,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Novamerican – Liquidity and Capital Resources,” and “Information About Symmetry – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”) to describe in detail the possible payment structures under the

Securities and Exchange Commission

October 1, 2007

ABL Facility and Senior Notes/ Bridge Facility at the time of their maturity. In addition, the Company has similarly revised the risk factor entitled “Novamerican’s operation may not be able to generate sufficient cash flows to meet our debt service obligations,” on page 27, to address the possible risks associated with the payment of the outstanding principal upon the maturity of the ABL Facility and the Senior Notes/Bridge Facility.

Please also note, further to your prior request to identify any changes not in response to a staff comment, that we have deleted on pages ii (“Definitions Used For Ease of Reference – Debt Financing”) and 13 (“Summary of the Proxy Statement – Acquisition Financing”) the statement “The Canadian Borrower will be an obligor of the Senior Notes/Bridge Facility, subject to certain limitations.” While discussions are on going with respect to the debt financing structure, it is currently not contemplated that the Canadian Borrower be a direct obligor on the Senior Notes.

The Company appreciates the efforts of the SEC and your staff in reviewing its proxy statement and your continued efforts in assisting the Company to a definitive proxy statement. To this end, and further to my prior discussions with the staff, the Company would like to highlight that, pursuant to section 6.2(c)(i) of the Arrangement Agreement, the agreement with Novamerican Steel Inc. will terminate on November 30, 2007, if the acquisition is not closed prior to that time. Moreover, the commitment letter received by the Company for the debt financing for the acquisition will expire on December 31, 2007. A failure by the Company to maintain its committed debt financing would be a breach of its obligations under the Arrangement Agreement. Thus, it is critical to the Company to work expeditiously to a definitive proxy statement that provides sufficient lead time for it to schedule its stockholders meeting and for Novamerican to schedule its stockholders meeting in compliance with Canadian law, prior to the expiration of the relevant agreements. We are fully committed to working with you and your staff to respond to your comments and to provide you with all the information you require in order to reach this goal. Accordingly, should you have any questions regarding the Company’s response herein to your comments or the additional disclosures in Amendment No. 3 to the Preliminary Proxy Statement, please contact the undersigned at (646) 429-1540 or (917) 207-7924.

Very truly yours,

Karen G. Narwold, Esq.

cc:	Corrado De Gasperis, Chief Executive Officer

Symmetry Holdings Inc.

Ronald E. Alper, Esq.

Securities and Exchange Commission

October 1, 2007

Thomas Kluck, Esq.

Securities and Exchange Commission

Todd E. Mason, Esq.

Mintz, Levin, Cohn, Ferrsis, Glovsky and Popeo P.C.